Contact

www.linkedin.com/in/brandon-chapman-690a0829 (LinkedIn)

Brandon Chapman

PodDApp, Inc.
Greater Tampa Bay Area

Experience

PodDApp Inc
CEO PodDApp Inc.
January 2023 - Present (1 year 1 month)
Tampa, Florida, United States

US Army
Military Plans Officer
May 2004 - Present (19 years 9 months)
Tampa, Florida, United States

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